UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             Kerr-McGee Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    492386107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 1, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       High River Limited Partnership

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)     /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       938,758

8   SHARED VOTING POWER
       0

9   SOLE DISPOSITIVE POWER
       938,758

10  SHARED DISPOSITIVE POWER
       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       938,758

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.80%

14  TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Hopper Investments LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       938,758

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       938,758

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       938,758

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.80%

14  TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Barberry Corp.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       1,048,248

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       1,048,248

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,048,248

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.90%

14  TYPE OF REPORTING PERSON
       CO

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Icahn & Co., Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       109,490

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       109,490

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       109,490

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.09%

14  TYPE OF REPORTING PERSON
       CO

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Icahn Partners Master Fund L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       1,877,675

8   SHARED VOTING POWER
       0

9   SOLE DISPOSITIVE POWER
       1,877,675

10  SHARED DISPOSITIVE POWER
       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,877,675

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.62%

14  TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Icahn Offshore L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       1,877,675

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       1,877,675

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,877,675

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.62%

14  TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       CCI Offshore LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       1,877,675

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       1,877,675

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,877,675

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       1.62%

14  TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Icahn Partners L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       2,315,315

8   SHARED VOTING POWER
       0

9   SOLE DISPOSITIVE POWER
       2,315,315

10  SHARED DISPOSITIVE POWER
       0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,315,315

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%

14  TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Icahn Onshore L.P.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       2,315,315

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       2,315,315

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,315,315

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%

14  TYPE OF REPORTING PERSON
       PN

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       CCI Onshore LLC

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       2,315,315

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       2,315,315

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,315,315

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       2.0%

14  TYPE OF REPORTING PERSON
       OO

                                  SCHEDULE 13D

CUSIP No.  492386107

1   NAME OF REPORTING PERSON
       Carl C. Icahn

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (a) / /
       (b) / /

3   SEC USE ONLY

4   SOURCE OF FUNDS
       OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or 2(e)      /X/

6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7   SOLE VOTING POWER
       0

8   SHARED VOTING POWER
       5,241,238

9   SOLE DISPOSITIVE POWER
       0

10  SHARED DISPOSITIVE POWER
       5,241,238

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,241,238

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    / /

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.52%

14  TYPE OF REPORTING PERSON
       IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed on March 3, 2005 by the Reporting Persons (as defined herein), relating to the common stock, $1.00 par value (the "Shares"), of Kerr-McGee Corporation, a Delaware corporation (the "Issuer"), as amended by Amendment No. 1 filed on March 11, 2005, Amendment No. 2 filed on March 24, 2005, Amendment No. 3 filed on April 4, 2005, Amendment No. 4 filed on April 14, 2005, Amendment No. 5 filed on April 18, 2005 and Amendment No. 6 filed on May 25, 2005, is hereby further amended as set forth below by this Amendment No. 7 to Schedule 13D. The address of the principal executive offices of the Issuer is Kerr-McGee Center, 123 Robert S. Kerr Avenue, Oklahoma City, OK 73102.

Item 4. Purpose of Transaction

     Item 4 is hereby supplemented as follows:

     The Reporting Persons have sold a portion of the Shares to take advantage of long-term capital gains treatment. Much to the credit of CEO Luke Corbett and his management team, the Issuer has fully implemented the proposals put forth by the Reporting Persons and shareholders have been well rewarded as a result. The Reporting Persons believe that the Issuer remains undervalued and therefore continue to hold a sizeable position in the Shares.

     The Reporting Persons reserve the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, the Reporting Persons may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby supplemented as follows:

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 5,241,238 Shares, representing approximately 4.52% of the Issuer's outstanding Shares (based upon the 115,992,412 Shares stated to be outstanding as of October 31, 2005 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, filed with the Securities and Exchange Commission on November 9, 2005).

     (b) High River has sole voting power and sole dispositive power with regard to 938,758 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn & Co. has sole voting power and sole dispositive power with regard to 109,490 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 1,877,675 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 2,315,315 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     (c) The following table sets forth all transactions with respect to Shares effected since the most recent filing on Schedule 13D by the Reporting Persons. All such transactions were effected in the open market and the table includes commissions paid in per share prices.



                                   No. of Shares         Price
       Name              Date    Purchased (Sold)       Per Share
---------------------- --------- ----------------- -----------------

High River             06/03/05       (48,000)           73.5815
---------------------- --------- --------------    -----------------
High River             06/06/05        (4,540)           73.7312
---------------------- --------- --------------    -----------------
High River             06/09/05       (21,400)           73.5159
---------------------- --------- --------------    -----------------
High River             06/10/05        (1,280)           73.4979
---------------------- --------- --------------    -----------------
High River             06/13/05        (2,816)           73.5003
---------------------- --------- --------------    -----------------
High River             06/14/05       (53,057)           73.7217
---------------------- --------- --------------    -----------------
High River             06/15/05       (18,000)           74.0992
---------------------- --------- --------------    -----------------
High River             01/19/06       (61,500)          100.3728
---------------------- --------- --------------    -----------------
High River             02/01/06      (110,000)          110.0575
---------------------- --------- --------------    -----------------
Icahn Master           06/03/05      (192,000)           73.5815
---------------------- --------- --------------    -----------------
Icahn Master           06/06/05       (18,160)           73.7312
---------------------- --------- --------------    -----------------
Icahn Master           06/09/05       (85,600)           73.5159
---------------------- --------- --------------    -----------------
Icahn Master           06/10/05        (5,120)           73.4979
---------------------- --------- --------------    -----------------
Icahn Master           06/13/05       (11,266)           73.5003
---------------------- --------- --------------    -----------------
Icahn Master           06/14/05      (212,230)           73.7217
---------------------- --------- --------------    -----------------
Icahn Master           06/15/05       (72,000)           74.0992
---------------------- --------- --------------    -----------------
Icahn Master           01/19/06      (110,700)          100.3728
---------------------- --------- --------------    -----------------
Icahn Master           02/01/06      (198,000)          110.0575
---------------------- --------- --------------    -----------------
Icahn Partners         01/19/06      (135,300)          100.3728
---------------------- --------- --------------    -----------------
Icahn Partners         02/01/06      (242,000)          110.0575
---------------------- --------- --------------    -----------------



     As a  result  of the  transactions  reported  in this  Amendment  No.  7 to
Schedule 13D, the Reporting Persons are no longer subject to the reporting requirements of Rule 13d-1(a) of the Exchange Act.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2006


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, General Partner
  By: Barberry Corp., member


HOPPER INVESTMENTS LLC
By: Barberry Corp.


BARBERRY CORP.


ICAHN PARTNERS MASTER FUND L.P.


ICAHN OFFSHORE L.P.


CCI OFFSHORE LLC


ICAHN PARTNERS L.P.


ICAHN ONSHORE L.P.


CCI ONSHORE LLC

By: /s/ Edward E. Mattner
    ---------------------
    Name: Edward E. Mattner
    Title: Authorized Signatory


ICAHN & CO., INC.

By: /s/ Irene March
    ---------------
    Name: Irene March
    Title: Controller


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN




    [Signature Page of Amendment #7 to Schedule 13D - Kerr-McGee Corporation]